Hollysys Automation Technologies to Provide the Complete Suite of High-speed
Rail Signaling Systems to Guangzhou-Shenzhen-Hong Kong Express
Rail Hong Kong Section Valued at US$ 63.15 Million

Beijing, China – March 20, 2012 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation, control technologies and applications in China, announced today that it has successfully won contracts to design, supply and implement the High-Speed Rail Signaling Systems for the MTR Corporation. These contracts are primarily to implement the Hong Kong Section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link (XRL). The contracts are valued at approximately HK $ 489.9 million, or US $63.15 million.

Pursuant to the terms of the contracts, Hollysys will design, supply and implement both the on-board signaling equipment Automatic Train Protection (ATP), and the ground-based high-speed rail signaling equipment and systems including the Train Control Center (TCC), Lineside Electronic Unit (LEU), Vital Data Network, Interlocking System, Centralized Traffic Control (CTC), track circuit and auxiliary products, and provide related services for the Hong Kong section of the XRL connecting the West Kowloon Terminus in Hong Kong and Huangguan in Shenzhen which is 26 km in length, with a design line speed of 200km/h. The project is scheduled to be completed in 2015.

Hollysys has a highly reliable, proven and mature High-Speed Rail Signaling Technology and a successful track record in delivery and implementation on a number of high-speed rail lines including the Zhengzhou-Xian Line, Guangzhou-Shenzhen Line, Beijing-Shijiazhuang-Wuhan Line and Qinhuangdao-Shenyang Line, etc.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We feel very humble, honored and excited to win these contracts especially from such a reputable client as MTR given the stiff competition from other world class signaling system providers. This is a strong validation of our proven world class technology and it’s recognition by MTR. This contract is of paramount importance as it is our first-ever international contract for our high-speed rail signaling system and marks a significant breakthrough and remarkable milestone achievement in steering our business to the next level in the global arena. “

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Mar 20, 2012

“With the successful Safety certification in accordance with International Standards for our Signaling products and system, we will continue to leverage on our strong commitment to Research & Development and our implementation capability to further grow and strengthen our company. We will continue to explore the opportunities in international high-speed rail, subway and industrial automation sectors to provide our propriety products and systems and build Hollysys into a leading world class automation technology company through stable and sustainable growth, and continue to create value for our shareholders.”

About the Hong Kong Section of XRL

The 26-km long Hong Kong Section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link, also known as the XRL, is an express railway connecting West Kowloon in Hong Kong and Guangzhou through Shenzhen at a designed maximum operating speed of 200km/h. It is a committed cross boundary transport infrastructure project scheduled for completion in 2015. After crossing the boundary, the Mainland Section of the XRL runs north for a further 116 km to Guangzhou, with new stations at Futian, New Shenzhen (Longhua), Humen and Guangzhou South Railway Station. The Express Rail Link will connect with the 16,000-km National High-speed Railway Network and will enhance Hong Kong's role as the southern gateway to the Mainland.

About the MTR Corporation

The MTR Corporation is a listed company on the Stock Exchange of Hong Kong (SEHK: 0066) and included in the Hang Seng Index (Commerce & Industry). The company is a major public transit builder and operator as well as a major property developer and landlord in Hong Kong; it also has extensive railway business outside Hong Kong. Established in 1975, has approximately 21,300 employees globally. The company owns and runs the Hong Kong MTR metro system and also invests in railways in different parts in the world, includes operating rapid-transit systems in London, Stockholm, Beijing, Shenzhen, and Melbourne. The Company is also engaged in other businesses in addition to its railway operations. These include the development of residential and commercial projects, property leasing and management, advertising, kiosk and shop rentals and telecommunication services

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

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Mar 20, 2012

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

+8610-58981326

investors@hollysys.com